HOME BANCORP WISCONSIN, INC.
3762 East Washington Avenue
Madison, Wisconsin 53704
(608) 282-6000

February 10, 2014

Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Home Bancorp Wisconsin, Inc.
  Registration Statement on Form S-1 (Registration No. 333-189668)
    Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Home Bancorp Wisconsin, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1, as amended, be declared effective at 12:00 noon Eastern time on February 11, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James R. Bradley, Jr
James R. Bradley, Jr
President and Chief Executive Officer
(Duly Authorized Representative)